Exhibit 99.1

INFOBIRD CO., LTD

Notice of 2023 Annual General Meeting of Shareholders

To Be Held on November 15, 2023, at 9:30 p.m. ET

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of holders of ordinary shares (the “Ordinary Shares”) (the “shareholders”) of Infobird Co., Ltd (the “Company”) will be held at Unit 532A, 5/F, Core Building 2, No. 1 Science Park West Avenue, Hong Kong Science Park, Tai Po, N.T., Hong Kong (“Principal Executive Office”), on November 15, 2023, at 9:30 p.m. ET.

The purpose of the Meeting is to consider, if thought fit, to approve the following resolutions:

1.	RESOLVED as an ordinary resolution to re-elect the following persons as directors of the Company to hold office until the next annual general meeting or until their respective successors are duly elected and qualified, subject to earlier death, resignation, or removal (the “Directors Proposal”); (A) Ms. Cheuk Yee Li be re-elected as a director of the Company; (B) Mr. Yimin Wu be re-elected as a director of the Company; (C) Mr. Yiting Song be re-elected as a director of the Company; (D) Mr. Qian Qu be re-elected as a director of the Company; and (E) Mr. Shaoyang E be re-elected as a director of the Company.

(A)	Ms. Cheuk Yee Li be re-elected as a director of the Company;

(B)	Mr. Yimin Wu be re-elected as a director of the Company;

(C)	Mr. Yiting Song be re-elected as a director of the Company;

(D)	Mr. Qian Qu be re-elected as a director of the Company; and

(E)	Mr. Shaoyang E be re-elected as a director of the Company.

2.	RESOLVED as an ordinary resolution that:

(A)	every twenty (20) issued and unissued existing ordinary shares of US$0.025 par value each of the Company be consolidated into one (1) ordinary share of US$0.50 par value each (the “Consolidated Ordinary Shares”), with such Consolidated Ordinary Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.025 each of the Company as set out in the Company’s memorandum and articles of association (the “Share Consolidation”) with immediate effect (the “Effective Date”);

(B)	on the Effective Date, as a result of the Share Consolidation, the authorized share capital of the Company be amended from US$25,000,000 divided into 1,000,000,000 ordinary shares of US$0.025 each to US$25,000,000 divided into 50,000,000 ordinary shares of US$0.50 each, and

(C)	all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation.;

3.	RESOLVED as an ordinary resolution that immediately after the Share Consolidation takes effect, the Company’s authorized share capital be increased from US$25,000,000 divided into 50,000,000 ordinary shares of a par value of US$0.50 each to US$25,000,000,000 divided into 50,000,000,000 shares of a par value of US$0.50 each, by the creation of an additional 49,950,000,000 ordinary shares, of a par value of US$0.50 each (the “Increase of Authorized Shares”).

4.	RESOLVED as a special resolution that the amendments of the Company’s Memorandum and Articles of Association in the form of Fifth Amended and Restated Memorandum and Articles of Association attached as Annex A hereto to reflect the above Share Consolidation and Increased of Authorized Shares be approved; and that the Fifth Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company in its entirety, to the exclusion of the existing Fourth Amended and Restated Memorandum and Articles of Association with effect from the effective date of the Share Consolidation and Increased of Authorized Shares. The registered office provider of the Company shall be instructed to file the Fifth Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment of the Memorandum and Articles of Association in the Cayman Islands.

5.	RESOLVED as an ordinary resolution to ratify the appointment of WWC, P.C. Certified Public Accountants as our independent registered public accounting firm for the fiscal year ended December 31, 2023 (the “Auditors Proposal”).

6.	to consider and approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 5 (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on October 26, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

We cordially invite all holders of Ordinary Shares to attend the Annual General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy needs not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your form of proxy and then decide to attend the Annual General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Cheuk Yee Li, Chairman of the Board of Directors, Infobird Co., Ltd, Unit 532A, 5/F, Core Building 2, No. 1 Science Park West Avenue, Hong Kong Science Park, Tai Po, N.T., Hong Kong, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof. This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available through our website at http://www.infobird.com/EN/investorRelations.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on October 26, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjourned or postponement thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Holders of record of the Company’s Ordinary Shares as of the Record Date are cordially invited to attend the Meeting in person. Your vote is important. Whether or not you expect to attend the Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than noon (Hong Kong time) on the day of the Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Meeting. You may obtain directions to the meeting by calling our offices at +852 3690 9227. Shareholders may obtain a copy of these materials, free of charge, by contacting the Chief Executive Officer of the Company at the Principal Executive Office.

By Order of the Board of Directors,

/s/ Cheuk Yee Li
Cheuk Yee Li
Chief Executive Officer

Hong Kong

October 30, 2023